UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one): [ ] Form 10K  [ ] Form 20-F  [ ] Form 11-K |X| Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR


             For Period Ended: June 30, 2007
             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:___________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Synutra International, Inc.
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Full Name of Registrant

Vorsatech Ventures, Inc.
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Former Name if Applicable

2275 Research Blvd., Suite 500
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Address of Principal Executive Office (Street and Number)

Rockville, MD 20850
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the "First Quarter Form 10-Q") by the prescribed due date due to the circumstances described below. The registrant seeks relief pursuant to Rule 12b-25(b) with respect to the First Quarter Form 10-Q.

As stated by the registrant in its Current Reports on Forms 8-K and 8-K/A filed with the U.S. Securities and Exchange Commission on July 27 and August 9, 2007, respectively, the registrant dismissed its independent registered public accounting firm, Rotenberg & Co. LLP ("Rotenberg") and engaged Deloitte Touche Tohmatsu CPA Ltd. ("DTTC") as its new independent auditors effective July 27, 2007. Currently, the registrant is preparing its financial statements for the first fiscal quarter ended June 30, 2007 (the "2008 First Quarter Financials") and DTTC is reviewing the registrant's 2008 First Quarter Financials.

During the preparation of the 2008 First Quarter Financials, the registrant has identified certain issues with respect to the registrant's financial statements as of and for the fiscal year ended March 31, 2007 (the "2007 Annual Financials") that the registrant believes will likely require it to restate its 2007 Annual Financials. Specifically, the registrant and Rotenberg are currently assessing (i) the reclassification of certain line items of the 2007 Annual Financials as part of the anticipated restatement; (ii) the accounting treatment of a certain government grant; (iii) the correction of cut-off errors in recording certain expenses; and (iv) whether a related party of the registrant, which was not consolidated in the 2007 Annual Financials, should be consolidated in the anticipated restatement pursuant to Financial Accounting Standards Board Interpretation No. 46 (Revised 2003) "Consolidation of Variable Interest Entities."

As a result of the ongoing assessment and anticipated restatement of the 2007 Annual Financials, the registrant is unable to file the First Quarter Form 10-Q by the prescribed due date without unreasonable effort or expense and may be unable to file the First Quarter Form 10-Q on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

The information provided in this Notification of Late Filing and the attached explanation includes forward-looking statements, including statements regarding the registrant's preliminary assessment of the need to restate its historical financial statements and the scope of such possible restatement, estimated timing for the filing of its First Quarter Form 10-Q and information relating to expected changes in its earnings from period to period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Weiguo Zhang                       (301)                840-3888
      ------------                    -----------        ------------------
         (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      Yes |X| No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes |X| No [ ]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant anticipates that there will be significant changes in the results of operations for the quarter ended June 30, 2007 compared to the quarter ended June 30, 2006, including significant increases in the registrant's revenue and expenses. The registrant cannot provide a reasonable estimate of any anticipated changes in results of operations from the quarter ended June 30, 2007 to the quarter ended June 30, 2006 because it will likely need to restate the 2007 Annual Financials and the scope of the anticipated restatement has not been determined.


                           Synutra International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 15, 2007               By /s/ Weiguo Zhang
                                      -----------------------------------------
                                   Name: Weiguo Zhang

                                   Title: President and Chief Operating Officer